UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended November 2025

Commission File No. 001-42024

Mingteng International Corporation Inc.

(Translation of registrant’s name into English)

Lvhua Village, Luoshe Town,

Huishan District, Wuxi

Jiangsu Province, China 214189

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒           Form 40-F ☐

On November 12, 2025, Mingteng International Corporation Inc., a Cayman Islands exempted company (the “Company”), entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors (the “Investors”) relating to the issuance and sale of 15,000,000 Class A ordinary shares (the “Purchased Shares), par value $0.00001 per share, of the Company (the “Class A Ordinary Shares”), at $1.00 per share for a total purchase price of $15,000,000 (the “Purchase Price”), payable in cash.

The Company received the Purchase Price on November 12, 2025 and issued the Purchased Shares on November 14, 2025. The Purchased Shares were issued in a private placement exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

The foregoing summary of the Securities Purchase Agreements does not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibit 10.1 hereto and incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 13, 2024 (Registration No. 333-283203) and the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 6, 2025 (Registration No. 333-287843).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement Dated November 12, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mingteng International Corporation Inc.

Date: November 14, 2025	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title	Chief Executive Officer

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